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January 31, 2018

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 6-2 Registration Statement on Form S-6 Filed January 31, 2018 File Nos.: 333-[ ] and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on January 31, 2018 the above-referenced registration statement (the “Registration Statement”) for Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-2 (the “Trust”), a series of the Alaia Trust.  Please note that this initial filing is similar to the Alaia Trust’s filing under registration number 333-220683 (Series 6-1), in that the Trust will hold a portfolio of exchange-traded options and/or cash or cash equivalents.  As in Series 6-1, the reference asset for Series 6-2 will be the SPDR® S&P 500® ETF (the “Reference Asset”) and the Trust’s percentage total return per unit will increase on a one-to-one basis with any percentage increase in the value of the Reference Asset, and decrease on a .5-to one basis with any percentage decrease in the value of the Reference Asset.  Unlike Series 6-1, unitholders of the Trust will have the ability to receive an in kind distribution upon redemption.

************

Edward P. Bartz
U.S. Securities and Exchange Commission
January 31, 2018

We appreciate the Staff’s time and attention to the Registration Statement.  Please call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:           Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Lailey Rezai
Dylan Kelsey Naughton